EXHIBIT 99.5

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Inc.’s (the “Company”) petroleum and natural gas reserves as at December 31, 2019, in the Company’s Annual Information Form, news releases and investor presentations.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed By”

Jodi L. Anhorn, M.Sc., P. Eng.
President & CEO

Calgary, Alberta

February 10, 2020

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 I teI 403-266-9500 I gIjpc.com